Room 4561

	September 20, 2005

Mr. Naeem Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
23901 Calabasas Road, Suite 2072
Calabasas, California 91302

Re:	NetSol Technologies, Inc.
	Post-effective Amendment No. 5 to Registration Statement on
Form
SB-2
	Filed August 17, 2005
	File No. 333-116512

      Form 10-KSB/A for the fiscal year ended June 30, 2004
	Form 10-QSB/A for the fiscal quarter ended September 30, 2004 Form 10-QSB/A for the fiscal quarter ended December 31, 2004 Form 10-QSB for the fiscal quarter ended March 31, 2005
	File No. 0-22773

Dear Mr. Ghauri:

      We have reviewed your filings and have the following comments.

Post-effective Amendment No. 5 to Registration Statement on Form
SB-2

General

1. Please update the financial statements included in your current registration statement pursuant to the requirements of Item
310(g)(2)
of Regulation S-B. Also provide updated consents from each of your independent accountants.

2. We note your response to comment no. 1 in our letter dated
August
2, 2005. However, it is not clear from the information you have provided whether the amount each officer loaned to the Pakistani subsidiary exceeded the amounts reflected in the promissory notes that each officer issued to Netsol Technologies. Even if this were the case, the fact that amounts owed to officers resulting from loans to the Pakistani subsidiary exceeded amounts owed under the promissory notes issued by the officers does not negate the existence of such promissory notes and the resultant obligations. Furthermore, we also note that the promissory notes signed by the officers, e.g.,
Ex. 10.14 to your registration statement, state that "[p]ayments [of principal and interest owed under the note] may be made in deferred compensation or cash" and do not state that such payments may be made via a credit to amounts owed by your Pakistani subsidiary to officers. In light of this, explain how you are able to conclude that such promissory notes are "void." Also explain why your executive officers, including your chief financial officer, would execute promissory notes evidencing such officers` debt obligations to you if in fact you, via your subsidiary, actually owed money to such officers. Also given the above, it appears inappropriate to remove the disclosure that you have deleted from your certain relationships and related transactions section. Please reinsert such disclosure. To the extent additional disclosure is necessary to reflect the fact that such notes have been paid off as a result of the offset of loans made by officers to your subsidiary, please provide such additional disclosure, including a discussion of the circumstances resulting in the officers` obligations under the promissory notes being satisfied in full despite the fact that such notes do not appear to expressly permit an offset against amounts other than deferred compensation.

3. Please provide to us all documents supporting your assertion that officers made loans to your Pakistani subsidiary in 2002. Also, provide a specific breakdown of amounts loaned by each officer as opposed to the amount of $201,698 you have indicated in your response letter was loaned by all officers in the aggregate. Please also detail to us the circumstances surrounding your discovery of such loans and how such loans have been accounted for prior to such discovery. Please also reconcile for us your current response regarding outstanding deferred compensation with your response in your letter dated May 27, 2005 in which you state that there was "no concurrent offset by deferred salary and bonuses at the time of the exercise of the options." Further, please explain to us the basis for your cancellation of stock issued to officers in December 2004 upon their exercise of options.

4. With respect to the loans made by your officers to your Pakistani subsidiary in 2002, please revise to disclose the material terms of the loans such as maturity date, interest rate and amortization schedule and any arrangements for payroll withholdings, and identify the officers who made such loans. Please file the contract or written arrangement governing these loans pursuant to Item 601(b)(10)
of Regulation S-B or otherwise file a written description of such arrangement if not governed by a formal document. If there is no written agreement, tell us whether the loan obligations are enforceable by the respective officers and explain the basis for your conclusions in this respect. Pursuant to Item 404 of Regulation S-B, please detail the option exercises that offset the outstanding amounts due to your officers as a result of the loans and/or deferred compensation. In your disclosure, please detail the amounts of such loans, deferred compensation and option exercises per each officer.

Risk Factors

Certain of Our Management Team Have Relationships..., page 6

5. We note your response to comment no. 2 in our letter dated
August
2, 2005. Consistent with comment nos. 2 and 3 above, we reissue our prior comment no. 2 with respect to providing disclosure describing the loans to your officers, including a description of the notes issued to you. In addition, please summarize in your risk factor the material terms of the loans that your officers have made to you as well as the basis for your conclusion that such transactions are fair in their terms. We also note your disclosure of loan transactions in
2003 and 2004. Please note our above comments with respect to such loan transactions in 2003 and 2004 and also reconcile for us such transactions with your response to comment no. 1 in our letter dated
August 2, 2005 in which you only discuss loans made in 2002.

Certain Relationships and Related Transactions, page 57

6. We note your revised disclosure regarding the amending of your employment agreements with Najeeb Ghauri, Naeem Ghauri and Salim Ghauri effective June 2005. It does not appear, however, that disclosure has been provided with respect to the effect of such amendments nor have such amendments been filed as exhibits to your registration statement pursuant to Item 601(b)(10)(ii) of Regulation
S-B. Please revise your disclosure to discuss the effect of such amendments and file them as exhibits.

7. We note your response to comment no. 3 in our letter dated
August
2, 2005. Please disclose the basis for your statement that the terms of the management loan transactions are no less favorable to you than a transaction with an unaffiliated third party.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-14

8. In your response to comment no. 6 in our letter dated August 2, 2005, you indicate that in order to meet the delivery criteria, the software will be delivered usually within 30 days of the signing of the contract. Reconcile your response with your statement in the notes to consolidated financial statements that revenue is recognized when delivery of the software has occurred. Tell us how you consider delivery to have occurred, and revenue recognition to be appropriate, on sales in which the agreement is signed and the other revenue recognition criteria have been met, but delivery does not occur until sometime within the next 30 days.

9. You indicate in your disclosure of your policy for "Revenues in excess of billings" on page F-12 that you recognize the total of the project as revenue which is then billed over the life of the contract. Please reconcile this disclosure with your disclosure of your revenue recognition policy on page F-14. For license revenue that involve major customization, explain to us why you disclose that the total project amount is recognized upfront but have also disclosed in your revenue recognition policy that revenue is recognized on a percentage of completion basis. For license revenue without major customization, you indicate in your response to comment no. 6 in our letter dated August 2, 2005 that collectibility is considered probable at the signing of the contract because based on history, contracts are collected within 90 days of signing. Further explain how you consider the timing of billings in your determination that collectibility is probable.

Other Comprehensive Income & Foreign Currency Translation, page F-
15

10. We note that you have increased net translation loss in this post-effective amendment no. 5 to your registration statement. Please explain to us, in reasonable detail, the nature of this adjustment. Tell us what consideration you gave to including an explanation of this adjustment in your discussion of the restatements in Note 16 on page F-36. Also address what consideration you gave to providing similar disclosure in your financial statements for the subsequent interim periods.

Note 11 - Convertible Debenture, page F-31

11. We note from your response to comment no. 8 in our letter dated
August 2, 2005 that you recomputed the beneficial conversion feature expense associated with the May 5, 2004 revised conversion terms. Explain why you believe it is appropriate to measure the beneficial conversion feature based on the 20-day average market price. Tell us how this accurately reflects the commitment date fair value. Cite the authoritative literature relied upon.

CQ Systems Limited Financial Statements

Independent Auditor`s Report, page 2

12. In your response to comment no. 9 in our letter dated August
2,
2005, you indicate that the audit report was corrected. As previously requested, also revise the report included in your Form 8-
K/A filed on June 9, 2005 to indicate that the audits were conducted in accordance with generally accepted auditing standards in the United States.

Exhibits

13. You indicate in your response to comment no. 10 in our letter dated August 2, 2005 that you included consents corresponding to the dates of their reports in your post-effective amendment no. 5 to your registration statement. The consent from Kabani & Company dated August 15, 2005 continues to reference a report dated June 30, 2004, while the report from Kabani & Company included in the filing is dated August 2, 2004, except for Notes 8, 11, and 16 which are as of
August 11, 2005. We further note that the report from Kabani & Company is also for the fiscal year ended June 30, 2003, which is not referenced in their consent. Revise your Form SB-2 accordingly.

Draft Form 10-QSB/A for the quarter ended March 31, 2005

Item 3. Controls and Procedures

14. We note the following restatements, in addition to the restatement for goodwill, involving: (1) the misclassification of the expense due to the issuance of warrants in connection with the PIPE financing; (2) the miscalculation of the beneficial conversion feature of the convertible debenture; (3) the misclassification of the loans to officers; and (4) the error in accounting for the contingent consideration in the CQ Systems acquisition. Tell us what consideration your officers gave to the circumstances leading to these additional restatements in their assessment of disclosure controls and procedures as of June 30, 2004 and 2005 and each of the quarterly periods ended September 30, 2004, December 31, 2004, and March 31, 2005. Also, describe the remedial actions you have taken or plan to take to address each of the circumstances leading to these additional restatements.

Form 10-KSB for the fiscal year ended June 30, 2005

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

15. We note that you have included the audit report for TIG-Netsol (Private) Limited. Explain to us why this report is included in the filing. Tell us whether your principal auditors also relied on this report. If so, your principal auditor`s report should be revised to also reference the audit report of TIG-Netsol (Private) Limited.

Notes to Consolidated Financial Statements

Note 14 - Gain on Settlement of Debt, page F-37

16. We note that during the year ended June 30, 2005, you wrote-off old invoices in the amount of $120,951 because of the lapse of time in excess of the statute of limitations-the vendors had not contacted you in over four years and the services were in dispute at the time rendered. Provide us with your analysis as to how these facts and circumstances were considered a legal release of the obligation. Refer to paragraph 16 of SFAS 140.


*              *              *              *


      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Similarly, a cover letter addressing the comments on the periodic reports should be provided no later than 10 business days from the date of this letter.
Detailed
cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jason Niethamer at (202) 551-3855, or
Melissa
Walsh at (202) 551-3224, if you have questions or comments on the financial statements and related matters. Please contact Daniel
Lee
at (202) 551-3477, or Perry Hindin at (202) 551-3444, for
assistance
on other matters. If you need further assistance, you may contact me at (202) 551-3462.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Patti L.W. McGlasson
	Malea Farsai
	NetSol Technologies, Inc.
	23901 Calabasas Road, Suite 2072
	Calabasas, California 91302
	Telephone: (818) 222-9195
	Facsimile:  (818) 222-9197